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April 22, 2003


Ms. Jenelle Ray, Chief Financial Officer
Liquidix, Inc.
16648 East Laser Drive, Suite 9
Fountain Hills, Arizona 85268

Dear Ms. Ray:

We have attempted to contact you numerous times over the past month via telephone and email and have not received a response from either you or a representative of your Company. In our communications we have expressed our concern regarding the outstanding filing of the amended Form10-QSB for the period ended September 30, 2002. In addition, we believe your filing of the Form 10-QSB for the period ended December 31, 2002 is deficient, as the Company did not obtain a review by an independent accountant as is required pursuant to Regulation 310(b) Interim Financial Statements. We have requested that you file the amended Form 10-QSB for the period ended September 30, 2002, and have an independent review of the Form10-QSB filing for the period ended December 31, 2002.

As of the date of this correspondence the Company has yet to contact our office to discuss the aforementioned filings. Furthermore, we had informed you of the requirement for an independent accountant to review the December 31, 2002 Form 10-QSB filing prior to your submission. It appears that you chose to file without the review. Due to this lack of responsiveness and the filing of the December 31, 2002 Form 10-QSB, we cannot continue as your independent public accountants of record We will be making a formal filing of our resignation with the Securities and Exchange Commission effective today and will provide a copy for your records.


Sincerely,


Semple & Cooper, LLP

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